UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 28, 2005**

FINANCIAL FEDERAL CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	**1-12006**	**88-0244792**
(State of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

733 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)

(212) 599-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

On October 28 2005, the Executive Compensation and Stock Option Committee (the "Committee") of the Board of Directors of Financial Federal Corporation established a performance-based annual cash bonus and a long-term equity incentive award under the MIP for Paul R. Sinsheimer, the Chairman, President and Chief Executive Officer (the "CEO"), for fiscal 2006, and the Committee and the CEO agreed to reduce prospectively the CEO's annual salary by $100,000 to $650,000 so that a greater portion of his compensation would be linked directly to the successful achievement of Company performance objectives. The CEO is eligible to earn an annual performance-based cash bonus ranging from $0 to a maximum of $800,000 for fiscal 2006 and the Committee granted an equity award of 27,500 shares of restricted stock to the CEO. The number of shares of restricted stock the CEO will be permitted to retain (subject to time-based vesting) will range from zero to 27,500. The potential cash bonus amount and the potential shares of restricted stock the CEO can retain will be determined by a performance matrix established by the Committee in October 2005 based on the Company's diluted earnings per share for fiscal 2006. The cash bonus and shares determined by the performance matrix may then be reduced by the Committee's discretion. Shares of restricted stock retained by the CEO will vest yearly in equal amounts over four years of service. Payment of up to $400,000 of the cash bonus and vesting of the shares of restricted stock are subject to acceleration upon a sale of the Company or a qualifying termination of employment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FINANCIAL FEDERAL CORPORATION
(Registrant)

By: /s/ Steven F. Groth
        Senior Vice President and
        Chief Financial Officer (Principal
        Financial Officer)

November 3, 2005
(Date)